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                      [ADVANCED BIOENERGY, LLC LETTERHEAD]


                                 August 12, 2005


Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:   Advanced BioEnergy, LLC
      Registration Statement on Form SB-2
      File No. 333-125335

Dear Mr. Mancuso:

We are in receipt of your letter dated June 24, 2005, providing comments on our Form SB-2 Registration Statement filed on May 27, 2005. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a red-lined pre-effective Amendment No. 1 to Form SB-2, which tracks all the revisions made pursuant to your comments, as well as additional changes and supplements which we identify and explain at the conclusion of our letter.

GENERAL

1. Please provide us with copies of all additional artwork and graphics that you intend to include in the prospectus.

RESPONSE: We do not intend to include in the prospectus any additional art work and graphics other than that found in our registration statement.

FEE TABLE

2. Provide references to the specific provisions of Rule 457 on which you rely.

RESPONSE: The footnote to the fee table has been revised.

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PROSPECTUS

3. Please provide us a copy of the prospectus in the form that you intend to provide it to investors. The prospectus should evidence your compliance with the one-page cover limitation and the requirements of Rule 421.

RESPONSE: We do not have a copy of the prospectus in the form we intend to provide it to investors. We intend to comply with rule 424 regarding the filing of prospectuses.

COVER PAGE OF PROSPECTUS

4. We note the restrictions on transfer that will be imposed upon your units. Please briefly indicate the existence of such restrictions on the cover page of your prospectus.

RESPONSE: The cover page has been revised as suggested.

PROSPECTUS SUMMARY, PAGE 1

THE PROJECT, PAGE 1

5. We note that you intend to market your ethanol through an experienced ethanol marketer. If you have identified an ethanol marketer and entered into an agreement with such marketer, please name the marketer, file the agreement as an exhibit to your registration statement and describe the material terms of the agreement in an appropriate location in your prospectus. Also, disclose the basis of your belief that the marketer is "experienced." If you have not identified an ethanol marketer, please generally describe how you anticipate identifying such a marketer and the general terms of the arrangement that you expect to enter into with such marketer, including compensation.

RESPONSE: The prospectus has been revised as suggested.

OUR FINANCING PLAN, PAGE 2

6. We note that you intend to conduct a debt financing concurrently with the offering of your registered units. Please provide us with more detail on how you intend to structure your debt financing and provide us with your analysis as to why the debt financing should not be integrated with the registered offering. Include in your analysis a discussion of any relevant staff interpretations.

RESPONSE: The doctrine of integration is designed to prevent abuse and evasion of the registration requirements through a series of unregistered offerings by the same issuer or by issuers. We are currently conducting only one offering which is the subject of our registration statement. We also intend to obtain loans to borrow funds from third parties as part of our debt financing plan. We do not intend to issue or sell debt securities to investors. Since we have no

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plans to conduct an offering of debt securities, the doctrine of integration is not applicable. The prospectus has been revised to clarify our debt financing plan.

7. We note the discussion in your third paragraph of how net income will be allocated to unit holders. Please expand your disclosure to similarly discuss how net losses will be allocated and treated for federal income tax purposes.

RESPONSE: The prospectus has been revised as suggested.

ESCROW PROCEDURES, PAGE 5

8. Quantify the agent's fees that will be deducted from proceeds you return to investors.

RESPONSE: The prospectus has been revised as suggested.

RISK FACTORS, PAGE 8

9. We note from your disclosure that you may be required to issue warrants in order to obtain debt financing. If material, please describe the risks to your investors from the issuance of such warrants, including their dilutive effects. In addition, we note that in order to commence operations, you will need to attract and retain operational employees. If you intend to adopt a unit incentive plan or otherwise grant units, options or warrants, etc., to attract and retain such personnel, please also address the dilutive effects of those actions as well.

RESPONSE: The prospectus has been revised as suggested.

10. We note from your disclosure on page 31 that the Nebraska production tax credits may cause your plant to be less competitive than other Nebraska plants that are eligible to participate in this program. Please disclose any material risks that you may face as a result of those tax credits or other similar credits.

RESPONSE: The prospectus has been revised as suggested.

11. We note from your disclosure that you will engage in contracting and hedging activities related to commodities once your plant becomes operational. Please describe any material risks that may result from engaging in such activities.

RESPONSE: The prospectus has been revised as suggested.

12. Regarding the penultimate paragraph of your "Risk Factors" section on page 20, please note that investors are entitled to rely on your disclosure. Please remove any implication to the contrary.

RESPONSE: The prospectus has been revised as suggested.

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13.     Please revise the last paragraph of your "Risk Factors" section to remove any implication that investors will waive any rights under the federal securities laws.

RESPONSE: The prospectus has been revised as suggested.

14. Add a risk factor to explain the risks of the 25% quorum mentioned on page 76.

RESPONSE: The prospectus has been revised as suggested.

AGREEMENTS THAT HAVE NOT YET BEEN FINALIZED..., PAGE 10

15.     Please identify with specificity the agreements to which you refer.

RESPONSE: The prospectus has been revised as suggested.

THE PLANT SITE..., PAGE 12

16.     With a view toward disclosure, please tell us:

        - the historical uses of the property that would indicate the risk of the existence of a hazardous condition; and

        - the investigation you have made of the condition of the property.

RESPONSE: The prospectus has been revised as suggested.

WE HAVE NO CURRENT PLAN..., PAGE 14

17. If the emission of carbon dioxide violates current laws, please say so directly. If it does not violate laws, it is unclear why you would be subject to claims. If it does violate laws, it is unclear why you would build a non-compliant plant.

RESPONSE: The prospectus has been revised to remove the implication that emission of carbon dioxide violates current laws.

RISKS RELATED TO THE UNITS, PAGE 16

18. We note your disclosures on page 72 under "Distributions" that you do not know the amount of cash you will generate, if any, that cash distributions are not assured, and that such distributions will depend on numerous factors. Please expand your risk factor disclosure to describe to your investors the risks associated with the foregoing factors, such as receiving limited or no future distributions, and any material affects that such factors may have on your investors' ability to receive a return on their investment given that you intend that the units will

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be illiquid securities.

RESPONSE: The prospectus has been revised as suggested.

USE OF PROCEEDS, PAGE 22

19. Please disclose the amounts to be paid to affiliates or related parties in connection with this transaction, such as the amount to be paid the related bank.

RESPONSE: We do not expect affiliates or related parties other than Fagen, Inc. to be paid in connection with the transaction. The related bank is not serving as the escrow agent and is not expected to be paid in connection with the transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS..., PAGE 27

TRENDS AND UNCERTAINTIES IMPACTING THE ETHANOL INDUSTRY..., PAGE 28

20. If growth in demand for ethanol may be materially limited by a lack of ethanol blending capacity in the refining industry, please include a discussion of this factor and its potential affects on the marketing and pricing of your potential supply of ethanol in your anticipated markets.

RESPONSE: We do not believe that growth in demand for ethanol may be materially limited by a lack of an ethanol blending company.

GRANTS, GOVERNMENT PROGRAMS, TAX CREDITS AND TAX INCREMENT FINANCING, PAGE 31

21. We note your disclosure in the last paragraph of page 31 regarding the legislative bill introduced in Nebraska. If known, please indicate the periods during which your plant would have to become operational in order to benefit from this proposed legislation.

RESPONSE: The prospectus has been revised as suggested.

DESCRIPTION OF BUSINESS, PAGE 35

22. The labeling contained in your diagram on page 35 is not legible. Please ensure that all of the graphics and accompanying text that you include in your prospectus may be easily read by your investors.

RESPONSE: The prospectus has been revised as suggested.

23. With a view toward disclosure, please tell us whether your anticipated business involves any protected intellectual property and how you will obtain rights to that property.

RESPONSE: The prospectus has been revised as suggested.

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ETHANOL MARKETS, PAGE 39

24. Please provide us with independent, objective support for your statement that ethanol improves automobile performance.

RESPONSE: See attached support for our statement that ethanol improves automobile performance.

GENERAL ETHANOL DEMAND AND SUPPLY, PAGE 40

25. We note that you cite data from the National Corn Growers Association and the Energy Information Administration here and in the other sections of your prospectus. Please provide us with a complete copy of the industry data that you have cited in your prospectus. With regard to the data you have cited from the EIA, please tell us whether the 2003 outlook report represents the most recently available data. If so, tell us the basis for your belief that the data remains reliable. Please tell us whether the 2003 outlook report contained any projections for the market in 2003 and 2004, and, if so, whether those predictions proved to be accurate.

RESPONSE: See attached data from the National Corn Growers Association and the Energy Information Administration.

26. Please tell us whether the industry data cited throughout your prospectus is publicly available or was commissioned by you or for your registration statement.

RESPONSE: The industry data cited throughout our prospectus is publicly available.

27. We note the disclosure in the first paragraph on page 42 which indicates that the described factors may adversely affect your "profit margin" and your ability to "maintain positive cash flows," and the disclosure in the last paragraph on page 45 that the described factors may reduce your "net income." Please revise your disclosures so that it is clear to your investors that your ability to achieve positive gross margins, cash flows and net income is prospective.

RESPONSE: The prospectus has been revised as suggested.

28. Given your disclosure on page 28 that supply currently is outpacing demand, please tell us why you believe that the chart at the bottom of page 41 is a materially complete presentation of stocks and consumption.

RESPONSE: The prospectus has been revised to delete the chart.

ETHANOL AVERAGE PRICES, PAGE 43

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29.     With a view toward disclosure, please tell us your budgeted expenses per gallon that you plan to produce.

RESPONSE: Our disclosure on page 38 indicates our budgeted construction expenses of $1.12 per gallon of annual denatured ethanol production capacity and our total project cost of $1.33 per gallon, assuming full capacity production.

FEDERAL ETHANOL SUPPORTS, PAGE 43

30.     Please explain the tariff protections mentioned on page 16.

RESPONSE: The prospectus has been revised as suggested.

PROPERTY LOCATION AND PROXIMITY TO MARKETS, PAGE 46

31. Please disclose the material provisions of the planting agreement mentioned on page F-9.

RESPONSE: The prospectus has been revised as suggested and the agreement has been attached as an exhibit.

32. In an appropriate section of your prospectus, disclose the location and the nature of the property from which you currently operate your business. For example, are you currently renting an office in a commercial office complex?

RESPONSE: We have revised our prospectus in various sections to reflect that we have rented office space in which we currently operate our business.

COMPETITION FROM ALTERNATIVE FUEL ADDITIVES, PAGE 51

33. With a view toward disclosure, tell us what information you have about the demand for your proposed product in the areas to which you can economically deliver using the transportation methods you describe on page 47. Also tell us whether the plants in this area already satisfy this demand, and, if so, how you intend to compete.

RESPONSE: The prospectus has been revised to clarify that we intend to market on a regional and national basis. In addition our disclosures regarding Ethanol Markets on page 43 give additional information on demand for our product. Our disclosures on pages 52-55 disclose information on other plants with which we are in competition.

STRATEGIC PARTNERS, PAGE 53

FAGEN, INC., PAGE 53

34. We note your disclosure that Fagen is a meaningful project participant because of, among other factors, its "investment." Please revise your disclosure to describe or further clarify Fagen's investment in your company.

RESPONSE: The prospectus has been revised as suggested.

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35.     Please more fully describe Fagen and ICM. Provide some specific indication of their size, operational history, and a balanced, objective evaluation of both positive and negative experience in the industry.

RESPONSE: The prospectus has been revised as suggested.

ICM, INC., PAGE 54

36. Clarify who "expects" ICM to be the principal subcontractor. Also disclose the extent of your communications and agreements with ICM.

RESPONSE: The prospectus has been revised as suggested.

CONSTRUCTION AND TIMETABLE FOR COMPLETION OF THE PROJECT, PAGE 54

37. Disclose the material assumptions underlying the timetable. For example, what weather and interest rates did you assume? How much time for unplanned contingencies is built into the timetable?

RESPONSE: The prospectus has been revised as suggested.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 59

BUSINESS EXPERIENCE OF DIRECTORS AND OFFICERS, PAGE 59

38. For those directors or officers who have experience with ethanol plants, please provide specific information about that experience. For example, the nature and duration of the experience, the size and location of the plant and the success of the plant.

RESPONSE: The prospectus has been revised as suggested.

SECURE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 61; AND UNITS BENEFICIALLY OWNED BY DIRECTORS AND OFFICERS, PAGE 62

39. We note that in your table of "Security Ownership of Certain Beneficial Owners" you have indicated that the Holmes Residuary Trust and BioEnergy Capital Consultants are beneficial owners of your units, while in your table of "Units Beneficially Owned by Directors and Officers" Messrs. Holmes and Porter, respectively, are identified as beneficial owners of your units. Please revise your tables to present consistent information and to identify the natural persons who beneficially own the units.

RESPONSE: The prospectus has been revised as suggested.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 65

40. Please indicate the relationship of Fagen, Inc. to your company that requires the disclosure of the transaction described in this section.

RESPONSE: The prospectus has been revised as suggested.

41. We note the transactions pursuant to which your directors initially purchased your units and the subsequent unit distribution. To the extent that any of those transactions are required to be disclosed pursuant to Item 404 of Regulation S-B, please expand your disclosure to include those transactions or provide us with an explanation of why those transactions are not required to be disclosed in this section. In particular, we note that Messrs. Otte and Hughes appear to have initially purchased in excess of $60,000 of your units.

RESPONSE: We believe that pursuant to Item 404(b)(5) of regulation S-B, the transactions in which our directors initially purchased units and the subsequent unit distribution are not required to be disclosed because their interest arises solely from ownership of the securities and they received no extra benefit that was not shared equally by all holders of securities of the class.

42. Please revise your disclosure regarding the payment of a development fee to Messrs. Stephenson and Holmes to include the estimated total project cost and the number of additional units that may be issued to those individuals as indicated in the first paragraph on page F-10.

RESPONSE: The prospectus has been revised as suggested.

43. Please describe with specificity the services that BioEnergy Capital provided in exchange for the membership units. Also disclose the duration of the consulting agreement and any additional compensation to be paid under the agreement.

RESPONSE: The prospectus has been revised as suggested.

PLAN OF DISTRIBUTION, PAGE 66

44. Please describe fully the purpose and legal implications of each of the material terms of each agreement that investors must sign in connection with investing in your offering. Also clarify whether those agreements are included with the prospectus; we note your reference to exhibits in the prospectus table of contents, but no such exhibits appear within the prospectus.

RESPONSE: The prospectus has been revised as suggested. The exhibits we intend to attach to our prospectus are attached to our registration statement as Exhibits 3.1, 3.2 and 4.2.

45. We note your reference in the first paragraph to a prospectus "such as this." Tell us what other prospectus you intend to use.

RESPONSE: The prospectus has been revised as suggested.

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46.     Tell us whether each person who will participate in the distribution is a registered broker-dealer. If not, analyze in detail how each such person qualifies for an exemption from such registration.

RESPONSE: We have revised this disclosure as suggested. The analysis of our basis for reliance on rule 3a4-1 of the Exchange Act with respect to each element of the Safe Harbor is set forth as follows:

        1. The directors and officers referenced as people who will sell on behalf of the registrant are not subject to statutory disqualification, as defined in Section 3a39 of the Act, at the time of their participation.

        2. The directors and officers are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions and securities.

        3. The directors and officers are not at the time of their participation associated persons of a broker or dealer.

        4.      The directors and officers meet all the following conditions:

                  - the directors and officers primarily perform or are intended primarily to perform at the end of the offering substantial duties for or on behalf of the registrant, otherwise then in connection with transactions and securities; and

                  - the directors and officers were not brokers or dealers or associated persons of a broker or dealer, within the preceding twelve months; and

                  - the directors and officers do not participate in selling an offering of securities for any issuer more than once every 12 months.

THE OFFERING, PAGE 66

47. We note your disclosure that affiliated investors may acquire additional units and influence your business in a manner more beneficial to them than to other investors. If material, please describe in your "Risk Factors" section the risks that these potential conflicts of interests may present to your non-affiliated investors.

RESPONSE: The prospectus has been revised as suggested.

SUITABILITY OF INVESTORS, PAGE 67

48. Please disclose the reasons you are seeking each of the representations and the effect of

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each representation on investors. Include all material representations from exhibit 4.2.

RESPONSE: The prospectus has been revised as suggested. We will rely on these representations and intend to assert as a defense this reliance if the investor were to bring a claim against us.

49. Refer to the second bullet point. It is inappropriate to disclaim responsibility for the tax disclosure in your prospectus. Although we do not object to issuers recommending that investors consult their own tax advisors, particularly with respect to their personal tax situation, we believe that requiring investors to "rely" on the advice of others is an inappropriate disclaimer. Likewise, section.E.6.g of exhibit 4.2 to your registration statement is inconsistent with your disclosure obligations.

RESPONSE: The prospectus and exhibit 4.2 have been revised as suggested.

50.     Clarify whether investors may withdraw subscriptions.

RESPONSE: The prospectus has been revised as suggested.

51. We note your disclosures in these sections that funds will be returned "by the close of the next business day or as soon as possible after the termination of the offering" or "within thirty days of rejection." Please note that these time periods are not consistent with Rule 10b-9 under the Securities Exchange Act of 1934 which requires the "prompt" return of subscriptions. Please revise your disclosure throughout your registration statement to be consistent with the requirement of Rule 10b-9

RESPONSE: The prospectus has been revised as suggested.

52.     Disclose the interest rate that you will pay on any returned funds.

RESPONSE: The prospectus has been revised as suggested.

53. Please expand the fourth paragraph to clarify when the board approval mentioned in the penultimate paragraph on page 2 will occur.

RESPONSE: The prospectus has been revised as suggested.

SUMMARY OF PROMOTIONAL AND SALES MATERIAL, PAGE 70

54. We note your reference to the delivery of material on this page and to the use of advertisements in local media on page 8. Please tell us how your distribution of this material will be conducted so that your offering complies with section 5 of the Securities Act, including your prospectus delivery obligations. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering, and describe how those procedures are consistent with section 5.

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RESPONSE: We recognize that Section 5 of the Securities Act of 1933 prohibits us from utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. As of the date of this letter, we are in the process of preparing sales materials such as mailing brochures and PowerPoint presentations, but have not yet completed any sales material intended to promote the sale of units offered in this prospectus. Those materials will be used in our information meetings with investors and in mailings to residents. Any communication preceded or accompanied by the prospectus will comply with Rule
134 of the Securities Act of 1933.

55.     Please provide us a copy of your sales and promotional material.

RESPONSE: As of the date of this letter, we are in the process of preparing sales materials such as mailing brochures and PowerPoint presentations, but have not yet completed any sales material intended to promote the sale of units offered in this prospectus.

DESCRIPTION OF MEMBERSHIP UNITS, PAGE 70

56. Based on the first paragraph, it appears that you are offering two securities: units and membership interests. If so, please revise your fee table and disclosure throughout your document.

RESPONSE: We are offering only one class of securities. We cannot issue membership units and membership interests separately. However, in the event that a person's membership is later terminated or if a transferee acquires membership units in our company and is not also admitted as a member, that person would be entitled to a share of profits and losses and the right to receive distributions of the company's assets. However, that person would not be entitled to vote and would have no right to information concerning business and affairs of the company.

57. If you can issue units and membership interests separately, disclose the total number of each security that you are authorized to issue without the further authorization of your members. If you can issue units or interests with preferred rights, please explain the potential effects.

RESPONSE: We are offering only one class of securities. We cannot issue membership units and membership interests separately. We are authorized to issue 10 million membership units without the further authorization of our members.

58. Disclose the total number of each security outstanding and the total number of holders of each security.

RESPONSE: We have one class of securities. We have 625,000 membership units outstanding and 16 total holders of the security.

SEPARABLE INTERESTS

59. We note your disclosure that your investors' membership interests "may be terminated in

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accordance with the Delaware Limited Liability Company Act." Please revise your disclosure to indicate to your investors who are not familiar with such Act the circumstances under which their membership interests may be terminated. Provide similar disclosure relative to the limitation on distributions mentioned in the first paragraph under "Distributions" on page 72.

RESPONSE: The prospectus has been revised as suggested.

SPECIAL ALLOCATION RULES, PAGE 73

60. Please explain the nature and amount of the special allocations that are required. Also clarify the nature, effect, and amount of the offsetting allocations.

RESPONSE: The prospectus has been revised as suggested.

RESTRICTIONS ON TRANSFERS OF UNITS, PAGE 73

61. Please tell us why you separated this section from the similarly captioned disclosure on page 76.

RESPONSE: We have separated this section from the similarly-captioned disclosure on page 76 because we believe that it is important to talk about restrictions on transfers of units in connection with a discussion of the operating agreement and also talk about restrictions on transfers of units in connection with the discussion on membership units.

62. With a view toward disclosure, please tell us the reasons you elected to be organized as a LLC rather than a corporation.

RESPONSE: The prospectus has been revised as suggested.

MEMBERS' MEETINGS AND OTHER MEMBERS' RIGHTS, PAGE 76

63. Expand the third paragraph to disclose the situations that require a greater or lesser vote.

RESPONSE: The prospectus has been revised as suggested.

UNIT TRANSFER RESTRICTIONS, PAGE 76

64.     Disclose the "conditions precedent to a transfer."

RESPONSE: The prospectus has been revised as suggested.

FEDERAL INCOME TAX CONSEQUENCES OF OWNING OUR UNITS, PAGE 77

65. We note that your prospectus describes "some of the more important" federal income tax

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consequences. Please revise your disclosure, as necessary, so that all material federal income tax consequences to your investors are described. Also revise the first sentence accordingly.

RESPONSE: The prospectus has been revised as suggested.

66. If you cannot unequivocally state what the tax consequences "will" be, you should make clear why you cannot do so, the degree of uncertainty and what the possible outcomes and risks to investors are. For example, we not the equivocal statement of what a consequence is "intended" to be (last sentence on page 83), what consequence is "likely" (under "Reporting Requirements" on page
85), and the consequences that you "expect" (top of page 3 and in exhibit 8.1).

RESPONSE: The prospectus has been revised as suggested.

PUBLICLY TRADED PARTNERSHIP RULES, PAGE 79

67. Tell us who will operate the qualified matching service and whether the operator will be a registered broker-dealer. If the operator will not be registered, analyze whether an exemption from registration is available.

RESPONSE: The Company will operate the qualified matching service and will not be a registered broker-dealer. The Company is exempt from registration as a broker-dealer because we intend to operate the qualified matching service in accordance with various No-Action letters issued by the SEC, which contained specific guidance about how to operate a qualified matching service without registration as a broker-dealer. See REAL GOODS TRADING Corporation, SEC No-Action Ltr., June 24, 1996; PERFECTDATA Corporation, SEC No-Action Ltr., Aug. 5, 1996; FLAMEMASTER Corporation, SEC No-Action Ltr., Oct. 29, 1996. The staff of the SEC reviewed the trading systems and took a no-action position toward enforcement proceedings against each corporation for nonregistration, as broker-dealers, of their proposed passive bulletin board systems. The staff of the SEC has extended these no-action positions to a passive electronic bulletin board with respect to a security not listed on a national securities exchange or NASDAQ, provided that the issuer complies with its undertaking to provide adequate public information pursuant to Section 12 of the Act.

TAX CONSEQUENCES UPON DISPOSITION OF UNITS, PAGE 84

68. Please explain the operation of the concepts mentioned in the second sentence of the last paragraph. Also clarify how conventions mentioned in the last sentence affect these concepts.

RESPONSE: The prospectus has been revised as suggested.

ADDITIONAL INFORMATION, PAGE 87

69. Please tell us why you have included the following at the end of the second sentence of

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your first paragraph: "and no reference is hereby made to such omitted information."

RESPONSE: The phrase is added to clarify that although we have mentioned the omitted information in the Additional Information section, we do not intend by this reference to incorporate the omitted information into the prospectus.

70. If you do not intend to register your securities under Section 12 of the Exchange Act, please disclose the applicability of the proxy rules and Section 16 of the Exchange Act, and disclose the automatic suspension of your reporting obligation under Section 15(d) of the Exchange Act. Include appropriate risk factors.

RESPONSE: The prospectus has been revised as suggested.

FINANCIAL STATEMENTS
71. Please include an updated and signed consent from your independent auditors with any amendment.

RESPONSE: We will include an updated and signed consent from our independent auditors with all amendments.

72. Please update the financial statements when required by Item 310(g) of Regulation S-B.

RESPONSE: We will update the financial statements as required by Item 310(g) of Regulation S-B.

NOTE B: MEMBERS' EQUITY, PAGE F-8

73. Tell us why the balance sheet indicates that authorized units total 150,000 while this footnote indicates that authorized units total 10,000,000.

RESPONSE: The prospectus has been revised as suggested.

74. Tell us whether the 2-for-1 distribution was affected retroactively. Please advise and/or revise. Refer to paragraph 54 to SFAS 128.

RESPONSE: The prospectus has been revised as suggested.

PART II OF REGISTRATION STATEMENT

ITEM 24. INDEMNIFICATION OF OFFICERS AND DIRECTORS

75. Expand the third paragraph to clarify whether your operating agreement imposes any personal liability on members.

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RESPONSE: The prospectus has been revised as suggested.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

76. We note from your disclosure in the last sentence of the second paragraph of Item 24 of Part II of your registration statement that you may obtain directors and officer's liability insurance. If you do obtain such insurance prior to your registration statement becoming effective, please include the premium paid for such insurance as a separate item in your itemized statement of expenses. Please refer to Item 511(a)(2) of Regulation S-B.

RESPONSE: We have not yet obtained directors and officer's liability insurance. If we obtain such insurance prior to our registration statement becoming effective, we will amend the registration statement in a pre-effective amendment to include the premium paid as a separate item in our itemized statement of expenses.

EXHIBITS

77. The agreements you have filed as exhibits 10.2 and 10.4 to your registration statement appear to be black-lined versions of those agreements. Please refile these agreements in a format which may be read by your investors.

RESPONSE: Exhibits 10.2 and 10.4 are identical to the original versions of those recorded documents including the recorder information found in the upper left-hand corners. The agreements are not black-lined versions.

78.     Please file final, executed opinions, not "forms of" opinions.

RESPONSE: We will file final executed opinions as of the date of effectiveness.

EXHIBIT 4.2

79. Please tell us why you want investors to make the statement in paragraph E.6.m. Include an explanation of the legal benefit of the clause to you. Also tell us how investors are to determine whether the investment is "suitable" given the many possible interpretations of that term.

RESPONSE: We have revised paragraph E.6.m to clarify this statement and to delete the reference to "suitable."

EXHIBIT 5.1

80. Please refer to our comment above regarding whether you are issuing two securities. Please analyze whether each security is analogous to a corporation's equity or analogous to a security whose holders' rights are determined by contract (like a warrant). If equity, the opinion

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must state whether the securities will be, when sold, "legally issued, fully paid and non-assessable." If a contract, the opinion must state whether the securities will be, when sold, binding obligations of the registrant.

RESPONSE: We believe our securities are analogous to a corporation's equity and have revised our opinion as requested.

EXHIBIT 8.1

81. With a view toward clarifying the opinion and your disclosure, please tell us with specificity which matters of law and legal conclusions in your tax disclosure are carved out of the opinion by the language "unless otherwise noted" in the fourth paragraph.

RESPONSE: The exhibit has been revised as suggested.

EXHIBITS 5.1 AND 8.1

82. Given the date restrictions contained in the opinions, please file opinions which are dated as of the date you intend your registration statement to be declared effective.

RESPONSE: We will file opinions dated as of the date we intend our registration statement to be declared effective.

83. Counsel must consent in each opinion to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit and being named in the registration statement. Please file revised opinions that include such consents.

RESPONSE: The exhibits have been revised as suggested.

ADDITIONAL CHANGES AND UPDATES BY THE REGISTRANT:

        We would like to direct the Commission's attention to additional updates and changes to Pre-Effective Amendment No. 1 to our registration statement on Form SB-2 as follows:

PRINCIPAL PLACE OF BUSINESS:

        We have updated the address of our principal place of business throughout the SB-2.

CALCULATION OF REGISTRATION FEE:

        We have updated the second column of our calculation of registration fee chart to reflect the maximum number of units to be registered.

PROJECT COST:

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        We have updated our project cost throughout the document to reflect a decrease from $134,650,000 to $132,500,000 in our total costs.

DEBT FINANCING RANGE:

        We have updated our debt financing range throughout the document to correspond to the decrease in our total project cost amount.

CONSTRUCTION TIMELINE:

        We have changed our construction timeline from 14-16 months to 15 months.

SOURCES AND USES:

        We have updated our sources and uses to reflect the decrease in our project budget, the elimination of steamtube dryers from our project cost and the addition of TIF as a source of funds.

LEGISLATION:

        We have updated the legislation portions of our SB-2 to include references to the Energy Policy Act of 2005 that was signed into law by President Bush on August 8, 2005 and have deleted certain charts and graphs that are inaccurate in light of the passage of the Act.

RELATED PARTY TRANSACTIONS:

        We have added a section to our SB-2 disclosing our director, Rober Bettger's, relationship with WDB, Inc. We have also added a section discussing the Planting Agreement that we entered into with Bettger Brothers Partnership in connection with the land option with WDB, Inc.

UTILITIES:

        We have updated our SB-2 to include a more detailed discussion about our plant's use of natural gas, electricity and water.

PRIMARY COMPETITION CHART:

        We have updated the chart containing a listing of U.S. Fuel Ethanol Production Capacity.

STATUS OF REVIEW OF FORM SB-2 BY FLORIDA, IOWA, KANSAS, NEBRASKA, SOUTH DAKOTA, TEXAS AND WISCONSIN SECURITIES DEPARTMENTS:

        FLORIDA: Florida has advised us that it will withhold comments to our Form SB-2

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pending a full review by the SEC.

        IOWA: We have received comments to the Form SB-2 and are in the process of preparing responses.

        KANSAS: We are waiting to receive comments from Kansas. We will provide a copy of Kansas' comments as soon as they are available.

        NEBRASKA: We are waiting to receive comments from Nebraska. We will provide a copy of Nebraska's comments to you as soon as they are available.

        SOUTH DAKOTA: South Dakota has advised us that it will it will withhold comments to our Form SB-2 pending a full review by the SEC.

        TEXAS: We are waiting for comments from Texas. We will provide a copy of Texas' comments to you as soon as they are available.

        WISCONSIN: We are waiting for comments from Wisconsin. We will provide a copy of Wisconsin's comments to you as soon as they are available.

                                        Sincerely,

                                        /s/ Revis L. Stephenson

                                        Revis L. Stephenson, Chairman

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